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Contact:   Tom Crane
           (973) 455-4732

             ALLIEDSIGNAL COMMENCES TENDER OFFER FOR TRISTAR AEROSPACE CO.
                               AT $9.50 PER SHARE

        MORRIS TOWNSHIP, New Jersey, November 5, 1999 -- AlliedSignal Inc. [NYSE: ALD] said today that it has commenced its previously announced tender offer of $9.50 per share for shares of common stock of TriStar Aerospace Co. [NYSE: TSX], Dallas, Texas.

        The tender offer, which is being made pursuant to an Agreement and Plan of Merger dated as of Sunday, October 31, 1999, is scheduled to expire at 12:00 midnight, New York City time, on Monday, December 6, 1999, unless extended. Following the consummation of the tender offer, AlliedSignal intends to complete a merger to acquire all of the remaining shares of TriStar common stock that are not tendered in the offer.

        The Board of Directors of TriStar has unanimously approved the tender offer and the Agreement and Plan of Merger. The Board also has unanimously determined that the terms of the tender offer and merger agreement are fair to and in the best interests of TriStar's shareowners, and unanimously recommends that shareowners accept the offer and tender their shares pursuant to the offer.




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        TriStar executive officers beneficially owning approximately 20% of
TriStar's shares have committed to support the transaction and have entered into tendering, voting and option agreements. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the acquisition of a majority of TriStar shares by AlliedSignal, as well as other customary conditions. The two companies expect to complete the acquisition in December 1999.

        The Bank of New York will act as depository for the tender offer and Georgeson Shareholder Communications Inc. will act as information agent.

        This news release does not constitute an offer to purchase any securities, nor solicitation of a proxy, consent or authorization for or with respect to a meeting of the shareowners of AlliedSignal Inc. or TriStar Aerospace Co. or any action in lieu of a meeting. Any solicitations will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state securities laws.

        TriStar is a leading provider of fasteners, fastening systems and related hardware to the aerospace industry. It also provides just-in-time and automatic parts replenishment and other customized inventory management services.

        AlliedSignal Aerospace, a US$7.5-billion unit of AlliedSignal Inc., is the largest supplier of aircraft engines, equipment, systems and services for commercial transport, regional, general aviation and military aircraft.

        AlliedSignal Inc. is an advanced technology and manufacturing company serving customers worldwide with aerospace products and services, automotive products, plastics,






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chemicals, fibers and advanced materials. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. The company employs 70,400 people in some 40 countries. Additional information on the company is available on the World Wide Web at http://www.alliedsignal.com.

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  This release contains forward-looking statements as defined in Section
      21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions.
  Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
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